

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2011

<u>Via Facsimile</u>
Mr. Duncan J. Palmer
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

     RE: Owens Corning
               Form 10-K for Fiscal Year ended December 31, 2010
               Filed February 16, 2011
               Form 10-Q for Fiscal Quarter ended March 31, 2011
               Filed April 27, 2011
               File No. 1-33100

Dear Mr. Palmer:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                  Sincerely,

                                                  /s/ Rufus Decker

                                                  Rufus Decker
                                                  Accounting Branch Chief